Exhibit 99.6:

Amended 2016 Code of Ethics and Conduct

TELUS Code of
Ethics & Conduct

February 2016

TELUS Code of Ethics & Conduct

Table of Contents

Introduction	4
Responsibilities	5
All TELUS Team Members	5
Compliance/Exceptions	5
Waivers	6
Leaders	6
Team members with internal controls over financial reporting and disclosure control roles	6
Members of the TELUS Board of Directors	6
Ethics Office	7
Integrity Work Group	7
Ethical Decision Making	7
1. Questions to Ask Yourself	8
2. Talk to Your Leader	8
3. Expert Assistance	8
4. TELUS EthicsLine	8
5. Last Resort Resolution	10
Ethical Guidelines	11
Information of Team TELUS and other Parties	11
Privacy of Communications	11
Confidentiality of Information	11
Integrity	13
Personal and Corporate Integrity	13
Compliance with Laws	13
Competing Ethically/Lawfully/Fairly	13
Dealing with Governments	14
Political Activities	15
Proprietary Rights and Assets of Others	15
Human Rights	15
Health and Safety	16
Involvement in a legal matter	17
Environment	17
Sustainability	17
Improper Influence on the Conduct of Audits	17
Company Assets and Information	19
Company Information	19
Public Disclosure	19
Business Records	20
Financial Transactions	20
Safeguarding Assets	20
Intellectual Property	21
Personal Use of Communication Devices	21
Conflict of Interest	24
Personal Gain	24
Outside employment and other non-TELUS activities	25
Future TELUS Business	26
Information	26
Insider Trading	26
Gifts and Benefits	26
Dealing with Suppliers	31
Selecting Suppliers	31
Adherence to applicable TELUS policies	31
Review Guidelines and Policies	32

All TELUS team members:

At TELUS, we share a commitment to delivering on our brand promise of making the future friendly for all our stakeholders. We have built an award-winning, globally leading culture that is inclusive, transparent and supports our shared responsibility to hold ourselves and each other to an ethical standard that is individually and collectively above reproach. Our extended TELUS family, including our contractors, suppliers, vendors, community partners and members of our Board of Directors, is equally responsible for demonstrating this level of personal and professional integrity.

Our longstanding commitment to fostering a culture that values continuous learning has ensured that our Code of Ethics & Conduct supports educating our entire team as to the ethical standards expected of all team members. The Code covers an extensive range of topics from conflict of interest and the acceptance of gifts and benefits to the protection of company assets and information.  Whilst comprehensive in nature, the Code is not exhaustive and it is our expectation that you will leverage the basic policies and standards within this guide to underpin your actions.

We encourage every member of our team to review this document carefully, integrating these guidelines into your everyday behaviours and actions when interacting with your fellow team members, our customers and our communities. You are the ambassadors of our brand and the keepers of our future friendly promise. Our culture of integrity relies on you demonstrating the grit and commitment required to embody our TELUS everyday values and embrace these ethical standards each and every day.

Darren Entwistle

President and Chief Executive Officer

John Gossling

Executive Vice-President and Chief Financial Officer

Sandy McIntosh

Executive Vice-President People & Culture and Chief Human Resources Officer

Introduction

Why do we have a Code?

Our Code outlines the behaviours that we must exhibit in order to meet and uphold TELUS’ ethical and conduct standards.

TELUS’ Code of Ethics & Conduct (the “Code”) applies to TELUS Corporation and all of its subsidiaries (“TELUS” or the “Company”), and to all members of the Board of Directors (“Board”), officers and employees of TELUS (referred to as “team members”).  The Code constitutes a term of the employment contract of all TELUS team members.

Team members are required to familiarize themselves with the Code and the standards within that apply to their role at TELUS. Each team member is required to take any required ethics and compliance courses in a timely manner. The Code cannot address every possible situation, so it is up to team members to use good judgment and seek help whenever they have questions or are not sure about the right course of action.

Team members are reminded that TELUS reserves the right to revoke or amend any terms of the Code if required by the needs of the business. TELUS will notify team members of any amendments to the Code prior to the changes becoming effective.  Team members are required to periodically review this Code (at least annually) to remain familiar with its terms. To assist this review, team members are required to complete the Integrity training module each year.

This Code is available on the Company’s intranet, and is publicly available at about.telus.com/governance/ethics.html.

Responsibilities

All TELUS Team Members

All team members are expected to act honestly in all their dealings, comply with the laws  governing our businesses, and maintain an ethical work environment. This standard requires that each member of our team understand and apply the guidelines in this Code to everyday actions and decisions.

At TELUS, we not only do things right, but we should strive to do the right things. Each team member must take responsibility for their actions including:

•                  Observance of the guidelines outlined in this and other Company policies wherever in the world we are working

•                  Compliance with applicable local laws

•                  Making a commitment by reading, understanding and abiding by the Code

All business activities should be able to stand up to any possible public scrutiny and further investigation if required.

The guidelines in this Code are based upon generally accepted standards of ethical business conduct and applicable laws. The absence of a guideline covering a particular situation does not relieve any of us from the responsibility for acting ethically and within the law.

Compliance/Exceptions

In situations where the right ethical behaviour is unclear, or where there may be the appearance of a contravention of these guidelines, we support each other in seeking advice and clarification. If you are unsure as to the ethical course of action to take in a particular situation, you should first discuss the situation with your leader (supporting manager) or the applicable department identified in this Code. Team members should retain all documentation and save a written record of the guidance provided by their leader or members of other departments and any decision made in the event there is a future investigation with respect to a possible violation of the Code.

If you become aware of a possible violation of the Code, you are required to report it to the Ethics Office. For more details, please refer to the TELUS EthicsLine section.  Members of the TELUS Board may also advise the Chair of the Board of potential violations. The Chair will refer the matter to the Ethics Office for investigation, resolution and reporting. Possible violation of applicable laws will be directed to Legal Services for review and investigation.

Failure to act in accordance with the guidelines outlined in this Code may have consequences for the individual team members, may create potential harm to TELUS’ reputation and brand, and may put TELUS at risk for civil or criminal liability. Individual consequences may include disciplinary action, up to and including dismissal for just cause, as well as civil and criminal penalties. Therefore, please regard the requirement to understand and to act in accordance with the TELUS’ Code as a very serious obligation.

Waivers

It is not intended that there be any waivers to this Code. In the unlikely event that a waiver is considered and granted for an executive leadership team (“ELT”) member or a member of the Board, it must receive prior written approval by the Board or its delegate.  The delegate must be a Board committee member. In such circumstances, any waivers granted to an ELT member or member of the Board must be disclosed, subject to the TELUS Policy on Corporate Disclosure and Confidentiality of Information.

In the unlikely event that a waiver is considered for team members other than an ELT member or a member of the Board, prior written approval must be received from the Executive Vice President, Corporate Affairs, Chief Legal Officer & Corporate Secretary together with the Vice President Risk Management & Chief Internal Auditor and must be promptly reported to the Audit Committee of the Board.

Leaders

In addition to the aforementioned responsibilities, TELUS managers (referred to as leaders) have responsibility to:

•                  Be familiar with the Code and resolution procedures

•                  Promote and maintain a climate in which honest, ethical and legal business conduct is the norm

•                  Identify any risks of non-compliance with this Code within their area of responsibility and take appropriate steps to address such risks

•                  Encourage open discussion and resolution of all ethical and conduct concerns

•                  Maintain, without compromise, our ethical and other conduct standards in achieving goals and objectives, no matter how important the goal or objective may be

•                  Recognize team members whose behaviour and actions demonstrate strong ethical decision making

Team members with internal controls over financial reporting and disclosure control roles

In addition to the above responsibilities, team members who have roles regarding internal controls and financial reporting and disclosure controls have, as outlined in the Policy on Corporate Disclosure and Confidentiality of Information, the responsibility to make full, fair, accurate, timely and understandable disclosure in reports and documents that TELUS files with, or submits to, securities commissions and in other public communications made by TELUS.

Members of the TELUS Board of Directors

TELUS Board members have the responsibility to notify the Chairman of the Board of any potential or perceived conflict of interest or other Code issues which arise during the course of their Board service.

Team Members and Board Members who represent TELUS as directors on the boards of other organizations

In addition to the above responsibilities, TELUS team members and Board members who represent TELUS on the boards of other organizations have the responsibility to notify the Chairman of the Board (if they are a Board member) or the TELUS Integrity Work Group (if they are a team member) of any potential perceived conflict of interest or other Code issues which arise during the course of their service on another organizations’ board. In providing such notice, Board members and team members should exercise due care to ensure that they act in compliance with their fiduciary and other obligations to the other organization and, for example, do not disclose that organization’s confidential information to TELUS, without prior written approval of that organization.

Ethics Office

The Ethics Office is established to provide team members with a resource regarding ethical and conduct matters. This office oversees the Code, conducts investigations, provides advice on ethical issues and conduct matters and develops and administers training for TELUS’ expected standards of business conduct. The office reports on its activities, including on breaches of the Code, to the President and Chief Executive Officer and financial officers (unless implicated) and to the Human Resources and Compensation Committee and the Audit Committee of the Board on a quarterly basis.

Integrity Work Group

An Integrity Work Group supports the Ethics Office in overseeing the Code and quarterly reporting to senior leadership and the Human Resources and Compensation Committee and the Audit Committee of the TELUS Board. Members of the Integrity Work Group include representatives from Risk Management, People & Culture (Human Resources), Labour Relations, Legal Services, the Compliance & Privacy Office, TELUS International and the Chief Security Office.

Ethical Decision Making

This Code reflects our commitment to high standards of integrity and ethical behaviour in our professional and business dealings. The Code is intended to support open and frank discussion and the satisfactory resolution of ethical dilemmas. We encourage “asking before acting.”

Each of us is responsible for striving to ensure our behaviour is ethical and for taking steps to resolve ethical dilemmas. The guidelines in this Code are provided to assist with ethical decision-making. However, as business becomes increasingly complex, the Code cannot provide guidance for every possible situation.

If you have an ethical issue with which you would like help, follow the process below, stopping at the point at which your situation has been resolved.

1.  Questions to Ask Yourself

Gather information and then determine if the situation you face is an ethical issue. The questions below may help to clarify your situation and ethical action.

•                  What is my immediate feeling about this?

•                  Does this comply with company policies and procedures?

•                  Is this legal?

•                  Is this an expected part of my job?

•                 How would others perceive this action?

•               Would I or TELUS be embarrassed if this situation were discussed in the media?

•                  Would I be putting TELUS or myself at unnecessary risk?

•                  What impact would this have on my or the company’s reputation?

•                  Is this taking revenue or customers away from TELUS?

•                  Does this affect my judgment to act in the best interests of TELUS?

We rely on all team members to use good judgment to guide behaviour and to ask questions in situations where the proper course of action may be unclear.

2.  Talk to Your Leader

Often your leader is in the best position to help you work through the issue. Your leader is responsible for supporting open discussion, working through the ethical questions you have, and guiding your access to further assistance as required. In situations where you are uncomfortable talking with your leader, or your leader is unable to help, you should refer to the next level of leadership or seek expert assistance as detailed in the next section.

3.  Expert Assistance

If you have tried the above steps but still have questions, assistance is available through designated subject matter experts in People & Culture (Human Resources), Legal Services, the Compliance & Privacy Office, the Chief Security Office, the Ethics Office, Regulatory Affairs and Corporate Accounting & Financial Reporting. Names and contact telephone numbers are listed on the company’s internal website, under Ethics. TELUS International team members may contact their Senior Vice President for People & Culture (Human Resources).

4.  TELUS EthicsLine

You may also contact the TELUS EthicsLine to request ethical guidance or make a good-faith report about misconduct or a perceived violation of this Code, another company policy or procedure, a law, questionable business practices, potential fraud or concerns or complaints with respect to any accounting, internal accounting controls or auditing matter. Reports may be made anonymously.

A good-faith report alleging misconduct must be made promptly after the occurrence of a violation or perceived violation, or after becoming aware of it. Failure to file a report promptly may negatively impact TELUS’ ability to evaluate, investigate or resolve the alleged misconduct.

The EthicsLine is operated by an independent company and is staffed 24 hours a day, seven days a week, by live operators who are fluent in multiple languages. EthicsLine operators document and forward the report to the Ethics Office for review and handling following each call or web contact. Where the report involves accounting, internal accounting controls or auditing matters, EthicsLine operators forward the report directly to the Executive Vice President, Corporate Affairs, Chief Legal Officer & Corporate Secretary, who will, as appropriate, review and assess the seriousness of such report with one or more of:

•                  the Executive Vice President & Chief Financial Officer,

•                  the Vice President Risk Management & Chief Internal Auditor,

•                  the Chief Data & Trust Officer, who oversees the Compliance and Privacy [Office and team], or

•                  the Audit Committee of the TELUS Board.

The Ethics Office forwards complaints regarding potential violation of laws to Legal Services for review and handling.

Phone toll free: 1-888-265-4112 in North America. See website for other international dialing instructions

Web: link from www.telus.ethicspoint.com or company intranet

How the Ethics Office handles Inquiries:

The Ethics Office will assist team members in ethical decision-making by providing guidance concerning the Code. The Ethics Office may also refer to other subject matter experts within TELUS for assistance.

How the Ethics Office handles Complaints:

•                  Assessment of complaint

The Ethics Office will assess the nature of the complaint which will be reviewed under the direction of Legal Services in appropriate cases. The following matters for which other remedies exist will not be investigated by the Ethics Office and will be redirected as follows:

•                  Labour relations issues - Labour Relations and immediate leader or other members of leadership

•                  Employment issues such as promotions, remuneration, reprimands, suspensions, dismissals - People & Culture (Human Resources) and immediate leader or other members of leadership

•                  Respectful Workplace issues such as harassment and discrimination -Respectful Workplace Office

•                  Customer service complaints - Customer Care or Client Care

With the exception of issues relating to collective agreements matters, the Ethics Office will track all complaints, including those that are redirected to other areas within TELUS for expert assistance, until they are resolved.

b)             Investigation

All complaints to the Ethics Office are taken seriously and investigated in a timely manner. If substantiated, the complaint will be resolved through appropriate corrective action and/or discipline. If you make a complaint and choose to identify yourself, you will be notified when the Ethics Office has completed its review. Every effort will be made to maintain confidentiality for those who contact the Ethics Office or who are accused of a breach of this Code (although disclosure may be necessary in some cases to effectively conduct an investigation, take corrective action or support legal proceedings or otherwise as required by law). It is expected that all reports to the Ethics Office will be made in good faith. Deliberately or recklessly making false complaints will result in disciplinary action up to and including dismissal for just cause.

c)              Protection for Reporting

Retaliation or retribution against a team member for contacting the Ethics Office or for assisting or participating in an investigation of a complaint violates our ethical principles and will not be tolerated. If you feel you have been retaliated against, you should contact People & Culture (Human Resources) or the Ethics Office immediately.

d)             Opportunity to Respond

If it has been found that a team member has breached or has likely breached this Code, the team member will be informed of the complaint in due course. He or she will be provided the opportunity to respond and, where appropriate, to contribute to the correction of the breach.

e)              Reporting of Breaches

Any breach of this Code will be reported to senior leadership with recommendations for action. Ethical issues reported to the Ethics Office will be summarized quarterly and reported to the Human Resources and Compensation Committee and the Audit Committee of the Board, together with results of investigations, recommendations and action. The Executive Vice President, Executive Vice President, Corporate Affairs, Chief Legal Officer & Corporate Secretary will report significant complaints regarding accounting, internal accounting controls or auditing matters directly to the Chair of the Audit Committee of the Board.

f)               File Documentation

Records of the report and investigation, including contents of meetings, interviews, results of investigations and other relevant material, will be maintained by the Ethics Office in a separate file, and managed in accordance with the TELUS Privacy Code and Record Retention Policy. Disclosure of information internally will be strictly limited to a need-to-know basis.

5.  Last Resort Resolution

If an ethical issue remains unresolved, the Integrity Work Group is available as the body of last resort to discuss the issue and guide the resolution of any ethical issue brought forward. Every ethical issue referred to the Integrity Work Group will first be reviewed by a sub-committee of the Integrity Work Group to assess its merits and relevance. If the sub-committee determines, based upon a review of the evidence submitted, that the issue has not been reported in good faith but is frivolous and / or vexatious, or that it is made in bad faith, it may recommend to the Integrity Work Group that no further action be taken. The Integrity Work Group will review the recommendation from the sub-committee and make a decision whether to assess the merits of the issue or determine that no further action be taken. A decision that no further action be taken will be reported to the Human Resources and Compensation Committee and to the Audit Committee of the Board.

Ethical Guidelines

Information of Team TELUS and other Parties

Privacy of Communications

As a telecommunications service provider, we may have access to content of communications transmitted on our facilities. We protect the privacy of customer communications by taking reasonable steps to secure communications against tampering, intrusion or disclosure except as authorized by law. This includes appropriate safeguards to protect the content, nature and existence of telephone calls and data transmissions against improper release to third parties.

A team member may intercept a private communication only when such interception is necessary for the purpose of providing the service, for the purpose of quality control checks, to protect the company’s facilities from fraudulent abuse, or when otherwise authorized by law.

If a team member comes across a suspected illegal activity (e.g. child pornography) in the course of their work, they should report it immediately to the Chief Security Office which will determine the appropriate course of action such as reporting to the appropriate authority.

In order to comply with privacy laws, protect confidential information and maintain a respectful workplace, team members must not record workplace conversations or take photographs or videos in the workplace with a recording device or camera (including, but not limited to, a smartphone) without either obtaining prior consent from all parties included in the recording, photograph or video or prior authorization from their leader or other TELUS management. Team members should contact their leader or the Ethics Office for further information on recording workplace conversations.

Confidentiality of Information

We respect and protect the confidentiality, security and integrity of the information of others whether it belongs to other team members, partners, suppliers, customers or competitors and we earn trust through effective and ethical management of their information.

The definition of “customer” includes our direct customers, customers who are also our competitors, third party customers (customers of our customers), and may include team members who are also our customers. All customer and team member personal information is confidential and may not be disclosed except as outlined in the TELUS Privacy Code and as permitted by law.

Access to team member, partner, supplier and customer personal information is strictly controlled on a “need-to-know” basis and is used for legitimate business purposes only.

The TELUS Privacy Code and related practices set out guidelines for managing customer, supplier and team member personal information. Various areas of the company may have additional supporting management practices in place. Refer to your leader for more information.

Case Studies

Problem

My friend calls me at work in the Call Centre to ask me to look up the address and phone number of a TV personality since this information is not listed in the public directory. Should I look this up and provide the information?

Action

No. Unless you have a legitimate business reason to look up the information, you should not even access this customer’s account and should certainly not provide the requested information to your friend.

Problem

My next-door neighbour is a good friend of the family of one of my former team members who now works for a different leader. My neighbour asks me how this team member is doing. I explain that he no longer works on my team and is away from the office on stress leave. Should I have discussed my former team member’s status with a close family friend?

Action

No. It is not appropriate for you to discuss the status of your former team member even though you know your neighbour is a close family friend. Team members are reminded that, as a general rule, it is inappropriate to disclose personal information of our team members for non-work related purposes. Of particular concern is sensitive personal information such as health or financial information and information about disciplinary action. This is contrary to our Privacy Code.

Problem

Today I had a challenging experience with a customer and I could not make them happy.  I have my own blog on our intranet and would like to post my experience so that I can get suggestions from my team members on how to handle similar situations. Should I post this?

Action

Soliciting feedback from your team members is an excellent idea; however, you should act cautiously. Even though you are posting this internally, you must protect the privacy of your customer. Review what you intend to post to ensure you are not identifying your customer and, if in doubt, discuss with your leader before posting.

Problem

My sister is in a marital dispute with her spouse. Is it acceptable to help her by looking up the calling and account details of her spouse?

Action

No. Unless you have a business reason to look up the information, you should not even access this customer’s account and should certainly not provide the requested information to your sister.

Integrity

Personal and Corporate Integrity

Individually and collectively, our personal integrity supports the honest use of time, funds and property in ethical dealings with co-workers and others. Business needs must take priority in the allocation of our time at work. Use of company time and property is for business purposes only unless otherwise authorized by the appropriate leadership. While we respect the privacy and autonomy of our team members in their personal lives, their actions, both in the workplace and outside it, have the potential to negatively impact the reputation of our company.

Compliance with Laws

We comply with all applicable laws of the countries where we conduct business. Team members should understand and comply with the laws that relate to their work. It is the responsibility of leaders to ensure that members of their team are aware of their responsibilities in this regard and to seek advice from Legal Services, People & Culture (Human Resources), Regulatory Affairs or Taxation if they are unsure, especially for transactions that cross international borders or involve foreign laws.

Team members should be aware that many countries have laws that regulate the import and export of goods, services, software and technology for a variety of reasons, including national security and foreign policy.

Competing Ethically/Lawfully/Fairly

We consciously apply high standards of courtesy, professionalism, fairness and honesty when dealing with partners, suppliers, customers and competitors. We will report unethical practices by any other party to our leader or the TELUS EthicsLine. We do not support any form of dishonesty, including facilitation payments or other types of bribery, kickbacks and extortion, either directly or indirectly through an agent or third party. Local customs do not provide an exception to this requirement. Team members should be aware there are national and international laws regarding bribery and corruption that apply to TELUS and that have significant potential civil and criminal penalties for violations. Team members should refer to the Anti-Bribery and Corruption Policy for further details.

Facilitation payments are typically small, unofficial payments made to secure or expedite the performance of a routine government action by a government employee or official. For example, a team member might be asked for a facilitation payment in order to obtain routine permits to do business, to process visas and work orders, to obtain mail or telephone services, or to expedite shipments through customs. Facilitation payments are bribes and are strictly prohibited, even where they may not be illegal in a particular jurisdiction. Further guidance on bribes may be found under Gifts and Benefits below and in the Anti-Bribery and Corruption Policy.

We are fair in what we say about others’ products and services and do not improperly seek corporate trade secrets or confidential information belonging to others. If we receive unsolicited information that appears to be another party’s corporate trade secrets or confidential information without the owner’s consent, we will immediately inform our leader and not copy, distribute, or use it until we have obtained guidance from our leadership and/or Legal Services. Team members or contractors who have worked for a partner, supplier, customer or competitor will not be requested to provide confidential information about that party. This does not preclude gathering information with the owner’s consent or from the public domain. Team members should refer to the TELUS Code of Conduct for Business Sales Activities for further details.

We are committed to lawful competition based upon the merits of our products and services and do not support any agreements or actions that restrict or impede fair competition in contravention of applicable law. Competition (anti-trust) law is complex, and global in reach, and its application depends on the facts of a particular case. Team members with sales, marketing and pricing responsibilities, as well as senior leadership, function in areas that tend to involve risks for violating competition laws, particularly matters that include:

•                  establishing terms and conditions as well as pricing and promotional strategies for TELUS products and services

•                  developing advertising materials for TELUS products and services

•                  negotiating, communicating or interacting with competitors

•                  handling or using data about competitors

•                  participating in trade associations that include competitors as participants, or

•                  selecting or negotiating with vendors

Team members performing these functions should consult with Legal Services to ensure they are appropriately educated and trained with respect to competition law, and that they receive appropriate advice and specific guidelines to address relevant competition law issues that are applicable to their situation. Team members are also required to report to Legal Services any contravention or suspected breach of competition law requirements. In addition, it is often essential to involve legal counsel early in the process of developing new commercial initiatives given the many uncertainties that can arise in the application of this area of law.

Dealing with Governments

TELUS values its relationships with governments at all levels. Team members dealing with governments must be aware of legal, regulatory and policy requirements in such areas as lobbying, gifts and benefits, conflict of interest, bribery and corruption, hiring ex-government employees and procurement processes. Team members should also refer to the TELUS Code of Conduct for Business Sales Activities and the Anti-Bribery and Corruption Policy for further details.

TELUS actively and openly communicates with all levels of governments and legislators, expressing views that affect our business and our industry. Team members or consultants acting on behalf of TELUS do not engage in lobbying activity unless they are registered as lobbyists and authorized to do so by TELUS’ Government Relations.  Team members having contact with elected officials, their staff, civil servants or crown corporations’ employees should consult with the Government Relations team to ensure compliance with the appropriate lobbying regulations.

Team members should be aware of laws and regulations restricting or prohibiting government officials from accepting gifts or entertainment or from placing those officials in an actual or perceived conflict of interest with regard to their employer.

Team members should be aware of restrictions placed by governments on their former employees from accepting employment or work, or advising or accepting appointment to a board of directors of entities with which they had significant official dealings for a specified period of time after leaving government employment.

Political Activities

As private citizens, we are free to make personal contributions to causes, candidates or political parties of our choice. Unless expressly approved by TELUS, we will not associate TELUS with our personal political activities. TELUS will not reimburse personal political donations in any form. As a responsible corporate citizen, TELUS will occasionally make contributions to a political party, campaign or candidate in Canada, as a means of supporting the democratic process, but only where legally permitted and not to secure favours or preferential treatment. All political contributions, whether direct, sponsorship or in-kind, must be made through the Government Relations team. No political contributions are permitted in countries other than Canada.

Proprietary Rights and Assets of Others

We respect the proprietary rights and assets of others. These include both tangible properties and intangible assets such as those protected by intellectual property rights.  Intellectual property rights include trademarks, copyrights, patents, industrial designs, confidential information, know-how and trade secrets. Examples of assets containing intellectual property rights that we may come across in our work include, but are not limited to, written materials, logos, creative suggestions, pictures, audio and video products and computer software. We respect licenses and conditions of use that apply to the intellectual property of others. Copyright materials are not copied in whole or in part, or used in violation of any law or agreement with vendors, licensors or any other party.  Software license conditions may be included in instruction manuals, in separate documents, or on the disk itself, and breaking the seal on a disk package may constitute acceptance of the stated agreement.

Human Rights

We are committed to treating all current, potential and past team members, and all partners, suppliers, shareholders, and customers (and others who deal with us) in a non-discriminatory and harassment free manner and to maintaining a work environment that supports the contribution, worth and human rights of all team members. We believe the diversity of our team is a significant competitive advantage and we believe diversity thrives when we honour the traditions, beliefs, lifestyles, abilities and perspectives of all members of our team.

Every team member has the right to a workplace that is free of unacceptable behaviours such as discrimination and harassment and has the obligation to treat others in the same manner. Unacceptable behaviours include discrimination and harassment based on race, national or ethnic origin, colour, religion, age, sex, sexual orientation, marital status, family status, disability and conviction for which a pardon has been granted or in respect of which a record suspension has been ordered.

It should be noted that the TELUS “work environment” and “workplace” is not limited to TELUS’ business premises and is not limited to normal business hours. These terms also encompass any activities or events that happen outside of normal business hours or off TELUS business premises, but are linked to the TELUS workplace and the team member’s employment with TELUS.

Though the spirit of the law is the same, the human rights legislation that TELUS companies are subject to may differ slightly, depending on which company is involved and which jurisdiction it is operating in. For example, some of the grounds for discrimination and harassment may differ slightly. Details are provided in the Respectful Workplace Policy to which team members are referred for more information.

Our commitment to inclusiveness includes the provision of workplace accommodation in accordance with the law to permit qualified persons who face some barrier (e.g. persons with disabilities) to do their jobs. Examples of accommodation may include physical or technical changes to work stations and changes to work duties. Details are provided in the Workplace Accommodation Policy to which Canadian team members are referred for more information.

Health and Safety

We are committed to having healthy and safe operations in all our locations to protect the lives and health of our team members, to protect our assets, to ensure business continuity and to engender public trust. When working on customer premises and public thoroughfares, we safeguard the rights and safety of the customer, the public and ourselves as outlined in the Health and Safety Policy.

We monitor progress towards our objective of preventing injuries, illnesses and incidents and continually assess and improve, where appropriate, our health and safety technologies and programs. We provide training to team members to help them understand and incorporate safe behaviour in their daily business activities. We have operating standards, practices, systems and resources to implement the Health and Safety Policy.

We are expected to report and to remain fit for work, without any limitation due to the effects of alcohol, illicit drugs, medication, or any other mood altering substance, so that our ability to perform our job is not weakened, diminished, or adversely affected in any way. Our actions with respect to the use of drugs, alcohol, and other mood altering substances not only reflect on us as individuals, but on TELUS as a whole. Team members are referred to the TELUS Alcohol and Drug Corporate Policy for further details.

We are committed to providing a safe and violence-free workplace for all team members.  Workplace violence may include conduct such as bullying, teasing, abusive and other aggressive behaviours. Workplace violence is not only an employee health and safety issue, but also may be a criminal law issue. Consequently, workplace violence will not be tolerated and every incident will be investigated. Team members are referred to the Violence Prevention in the Workplace: Investigation and Reporting Policy for further details.

Involvement in a legal matter

If you are involved in a legal matter, whether of a civil, criminal or regulatory nature, that has the potential to affect your ability to perform your job or harm the reputation or interests of TELUS, you must immediately inform your leader.

Environment

TELUS is committed to being an environmental leader by meeting or surpassing applicable legal and regulatory requirements regarding the protection of the environment. We embrace this responsibility to all of our stakeholders by integrating environmental considerations into our business operations. We support sustainable development and offer innovative telecommunications solutions that include environmental benefits, and we look to minimize waste generation and energy consumption in all of our activities. Striving for continuous improvement guides our approach.

Detailed information on our commitment to the environment can be found in our Environmental Policy and the company’s internal website, under Environment, where team members will find guidance on our environmental management system and all environmental procedures, including the immediate reporting of all spills and hazardous chemical releases.

Sustainability

In addition to being committed to doing business fairly, honestly, ethically and legally, we are committed to doing business in a sustainable manner. Team members are encouraged to consider economic, social and environmental factors in their day to day strategic planning, decision making and operations.

Detailed information on our Sustainability vision and focus areas can be found in our Sustainability report.

Improper Influence on the Conduct of Audits

Team members, or any person acting under the direction of a team member, are prohibited from directly or indirectly taking any action to improperly influence, coerce, manipulate or mislead the Company’s external or internal auditors or their representatives.

Case Studies

Problem

We recently hired someone who held an executive position with one of our competitors. This person was deeply involved in planning the competitor’s expansion strategy and has information that would be very valuable to us. Can we ask him to disclose confidential aspects of this information?

Action

No. The new team member has an obligation to protect his former company’s confidential or proprietary information, just as you would be obliged to protect the confidential or proprietary information of TELUS if you were to leave the company. You must respect the team member’s personal integrity as well as his obligation to his former employer.

Problem

I become aware that a team member is disclosing third party (competitors, suppliers, customers, etc.) confidential information to other TELUS team members. What should I do?

Action

Report this to your leader or to the EthicsLine immediately. TELUS’ reputation could be significantly harmed by such disclosure, and this could also expose TELUS to potential legal action. Taking immediate steps to contain the confidential information is critical.

Problem

My leader frequently makes racist comments about one of my co-workers. This personally offends me but, because my leader is involved, I don’t feel I can speak up. What should I do?

Action

Racist comments are unacceptable. You have a right to express your disapproval of such comments — without fear of reprisal. If you are uncomfortable approaching your leader, you should speak to the Respectful Workplace Office in People & Culture (Human Resources) or your leader’s leader.

Problem

We use a contractor to dispose of hazardous materials such as lead. I know the contractor’s crew chief and I get the feeling that they may not be disposing of the materials correctly, at least not according to the law.  Should I care about this? After all, it is not my company and they are probably saving us money.

Action

Yes, you should care because what the contractor is doing may expose TELUS to liability. In addition, improper waste disposal is inconsistent with our commitment to sustainable practices and to reduce the environmental impact of our activities. If team members believe someone we work with is doing something wrong they should talk with their leader, the TELUS Environment department or call the EthicsLine.

Company Assets and Information

Company assets are both physical (e.g. equipment, real estate, supplies, tools, funds, communications networks) and non-physical (e.g. software, non-public information, electronic records, intellectual property, brand, goodwill, reputation). We take appropriate care to protect company assets and information against undue risks, exposures and liabilities.

Company Information

As team members of TELUS, we have access to information about our company that belongs to TELUS and is used by the company for its business. Unless specifically published for external use and public dissemination has occurred, all company records, information, reports, data, plans, processes and methods are considered company information and are prohibited from disclosure without proper authorization. Access should be limited to those team members with a legitimate business reason to know the information. Team members are referred to the Corporate Security policies for further details on the classification and safeguarding of TELUS’ information assets.

Team members and past team members, must not use or disclose corporate trade secrets, competitive information or other confidential and/or  proprietary information to benefit themselves or others. In situations where we would be willing to share information, Legal Services can assist in preparing a confidentiality agreement or license agreement to protect TELUS.

To protect the accuracy of our records, only approved software is to be used on TELUS equipment. No team member should knowingly install or use a software program or code that could damage TELUS’ information assets. All team members are responsible for taking reasonable measures to ensure that software and data is clear of malicious code and safe for use in TELUS’ electronic data processing environment.

Public Disclosure

TELUS is subject to strict securities rules regarding disclosure of financial and other material information to the public. Selective disclosure of confidential information by any team member can create liabilities for TELUS and for that team member. All discussions about TELUS in a public environment should comply with the Policy on Corporate Disclosure and Confidentiality of Information, to which team members are referred for further details.

Examples of situations that may lead to inappropriate public disclosure include:

•                  Participating in an investment-related discussion forum, social networking site, chat room, blog or bulletin board on the Internet. The team member must not discuss any confidential information about TELUS when participating in these activities.

•                  Contact with a member of the investment community or the media. All inquiries from these groups must be referred to those team members authorized to communicate on behalf of TELUS. For further information, contact Investor Relations or Corporate Communications.

•                  Presentations to business, educational, community groups or large internal TELUS audiences. Team members invited to make such presentations should receive approval from the Vice President Investor Relations prior to accepting the invitation. In addition, all such public speeches and presentations must be provided in advance to Investor Relations for review where requested by them.

Business Records

Accurate, reliable records are essential for effective company management to enable us to meet our business, legal and financial obligations. We strive to ensure all reports (whether for external or internal use), records and other data are factual, complete, timely and understandable. Restricted and confidential information should be properly identified and respected as such.

Every business needs an orderly process for retaining and disposing of records and documents in order to comply with legal and regulatory requirements. Team members are referred to the Records Retention Policy for guidance on minimum and maximum retention periods, storage of records, and suspension of records destruction due to a potential or on-going litigation matter or investigation and where to obtain further information.

It is a violation of this Code as well as other TELUS policies to create false or misleading company records or documents (including, for example, contracts, orders, time sheets, benefit claims, adjustments and expense statements).

Financial Transactions

All team members are expected to understand their role and responsibility for the company’s financial transactions and records and follow approved procedures to protect, report, control and accurately reflect these transactions. Team members are referred to the Signing Authority Policy and other Finance policies for further details.

It is a violation of the Corporate Credit Card Policy and /or Employee Expense Policy to misuse company-issued credit cards or make misrepresentations on expense statements. We do not tamper with the network to bypass billing and we do not make unauthorized charges or credits to customer accounts.

Team members whose duties involve authentication and approval are responsible for the close scrutiny and timely verification of all documents upon which monies are paid or received in compliance with TELUS policies.

Safeguarding Assets

We display pride of ownership on behalf of the TELUS team as we protect company facilities, equipment, tools, supplies, vehicles, funds, communication networks and information systems against loss, theft, damage, vandalism, neglect, unauthorized use and unauthorized disposal.

Team members are expected to take reasonable measures to safeguard access controls such as passwords, identification cards, keys, cards and hand-held user authentication devices. We are careful not to compromise security of sites by leaving access doors open and unattended.  It is also important that we not share our company-provided computer or other communication devices or their access passwords. Team members are the first line of defense in protecting TELUS assets.

Intellectual Property

Our intellectual property is a valuable TELUS asset. Intellectual property rights enable TELUS to be known and recognized in the market place and help distinguish our products and services from those of our competitors. Intellectual property rights also protect the valuable intangible assets generated or acquired by the TELUS team. At TELUS, we work together to protect our intellectual property just as we respect the proprietary rights of others as noted above.

Intellectual property rights include trademarks, copyrights, patents, industrial designs, confidential information, know-how and trade secrets.  Examples of materials involving intellectual property rights that we may come across in our work include, but are not limited to, branding, logos, creative suggestions and ideas, pictures, audio and video products, written materials and computer software. When our team creates intellectual property — individually or as part of a team — this property is owned by TELUS and we work to document the ownership of such intellectual property.

Team members should contact Legal Services for further information about intellectual property matters or the Brand Office for information on use of our brand.

Personal Use of Communication Devices

In our future friendly world, communication devices (whether the company’s or our own) are used for both business and personal purposes. Electronic communication may occur via a wide range of devices including, but not limited to, computers, telephones, smartphones, webcams and fax machines. This can take the form of emails, texting, Internet searches, photographs, videos, audio files, blogs, social networking, peer-to-peer file transfers and physical exchange of media (e.g., CD’s, USB storage devices and devices such as iPods).  As we communicate in any of these ways, we may identify ourselves as TELUS team members either by naming the company or by virtue of email or IP addresses.

While we permit team members to use TELUS-provided communications devices for personal purposes, such use should be limited, should not interfere with our duties or negatively impact TELUS in any way. We expect any such personal use to take place before or after the normal working day, or during reasonable permitted breaks from business work, subject to local leadership approval and the needs of the business.

Team members must comply with all TELUS policies when using TELUS-provided communication devices for personal use. We are responsible for all of our actions while using such devices. TELUS uses automated tools to log team member use of its networks (e.g. voice, email, messaging, Intranet and Internet) and related equipment and devices and to monitor traffic (including content) on its networks in order to detect security threats and other problems. Team members are referred to the Corporate Security policies for further details on the acceptable use of company-provided equipment and devices and to the Social Media Guidelines for more information on blogs, wikis and social networking. Improper use of the company’s networks, equipment and devices may result in disciplinary action up to and including dismissal for just cause.

In our personal electronic communications using either TELUS-provided devices or personal devices where we are identified as a TELUS team member, we should:

•                  Remember that these communications provide a permanent record and we may be operating in a public space.

•                  Use common sense when offering our personal opinions to avoid subjecting either TELUS or ourselves to legal action.  To help avoid confusion, add the following notice: “the views expressed on this website/weblog/email are mine alone and do not necessarily reflect the views of my employer”.

•                  Not disclose information that is confidential to TELUS or provided in confidence to TELUS.

•                  Show respect towards other persons and organizations and avoid defamatory, discriminatory, harassing or sexual messages.

•                  Avoid offensive content of any kind, including pornography and materials promoting violence, discrimination or hatred.

•                  Not display the TELUS logo or brand images in personal communications without written permission from a senior leader or the Brand Office.

•                  Not disclose personal information about ourselves that we do not want the public to be aware of, nor disclose personal information about others.

Case Studies

Problem

I have a friend who is starting a new business and has asked me for a list of TELUS customers who might be interested in her services. Is it ok to provide a list of potential customers?

Action

No. Our customer lists are private and should never be shared with anyone outside TELUS (or with anyone inside TELUS who does not need the information to do his or her job)

Problem

I am a member of a team working on a part of the quarterly financial results. In the course of my work, I regularly see the draft package of all the results before they are approved for release. One evening, my neighbor asks me, “How is TELUS doing these days?” In this casual conversation, is it acceptable if I answer, “Well, I can tell you one thing: the results are really good this quarter.”

Action

No, this is not acceptable. This information is not yet public and therefore it should be regarded as confidential and/or proprietary company information. In addition, if this information is material (i.e. would reasonably be expected to have a significant effect on the value or price of TELUS shares), you would be engaging in “tipping” in violation of securities law and the Policy on Corporate Disclosure and Confidentiality of Information.

Problem

I would like to search for a new car on the Internet and compare notes with friends on a social networking site. Is this allowed from my workstation?

Action

It depends. Reasonable personal use of your TELUS-provided communication device to access the Internet is allowed provided it complies with our policies, is carried out on personal time, does not interfere with your work or negatively impact TELUS in any way. Remember that business needs must take priority in the allocation of our time at work.

Problem

While surfing the web, I came across a forum where people discuss TELUS products and services. I saw questions, praise and some criticism of TELUS. What should I do?

Action

Unless you are a specifically authorized TELUS spokesperson in this forum, we encourage you not to participate in discussions about TELUS on the Internet. You may open yourself and TELUS to unacceptable risk since you may inadvertently disclose confidential information about TELUS as you defend the company or be viewed as speaking on behalf of TELUS when you have not been authorized to do so.

If you do participate in such discussions in a personal capacity (i.e. not identified as a TELUS team member) you may not discuss confidential information about TELUS.

If you are providing a positive review of TELUS products and services, or endorsing or recommending TELUS products and services, you must identify that you work for TELUS. Best practice however is that you should refrain from reviewing or commenting on TELUS products or services in social media or public forum platforms altogether.

Conflict of Interest

As team members, our first business loyalty must be to TELUS.  We must avoid situations or relationships that conflict with the interests of the company and our duties to TELUS. A conflict arises whenever we allow, or appear to allow, personal interests or relationships to impair our judgment and ability to make work related decisions with integrity and honesty. By thinking of ourselves first, we may act in a way that is damaging, or potentially damaging, to TELUS.  We may also harm our personal reputation. In such circumstances, team members must take action to eliminate the conflict of interest or the perception of a conflict of interest.

We must disclose actual or potential conflicts of interest to our leader. Each situation must be considered individually and the potential for conflict of interest determined based on the parties involved, level of access to business information, decision-making authority, job duties/responsibilities, position within the organization and potential impact on others. If we are in a conflict or are unsure, we should complete a “Conflict of Interest Questionnaire” available on the company intranet and submit it to the Ethics Office.

The following is intended as a guide in those areas in which conflicts of interest most often arise. It is not intended to be definitive or all-inclusive, as guidelines cannot cover every situation that could give rise to a conflict of interest.

Personal Gain

Conflict of interest may occur when a team member or family member gains a personal benefit from: (a) a business relationship with TELUS, or (b) from an outside business with which TELUS has a relationship such as a partner, supplier, customer, competitor, contractor, consultant, agent, or dealer. This personal benefit may take the form of an ownership interest in, or a role as a director, officer or employee of, an entity that is engaged in a business relationship with TELUS.

Team Members may not

•                  be involved in any negotiations or transactions on behalf of TELUS with partners, suppliers, customers, contractors, consultants, agents, or outside parties where the team member has a personal, commercial or financial interest in the outcome of the negotiations, or transactions unrelated to their role at TELUS.

•                  Access or make adjustments to their own TELUS accounts or services or those of their family or friends.

This guideline does not prohibit team members from holding publicly traded shares of an entity with which TELUS has a business relationship or a competitor provided that the team member does not have a significant investment in the entity and does not acquire the shares based on material undisclosed confidential information obtained as a result of employment with TELUS or by being a member of the Board of a TELUS company.

Family Members and Personal Relationships

A conflict of interest may occur when a team member has the ability to enhance or promote the interests of a family member.

Team members may not:

•                  participate in a decision to hire, transfer or promote a family member, or be in a position of direct or indirect influence over a family member as an employee or contractor. Team members recommending the hire of an employee or retainer of a contractor must disclose any current or past relationships, both professional and personal.

•                  supervise a family member nor have direct or indirect authority over employment or contract-related decisions that impact a family member such as pay, performance ratings, work assignments, discipline, training or termination.

•                  access or make adjustments to the accounts or services of family members, friends, co-workers or acquaintances without authorization from their leader. Team members in Customer Solutions Delivery may only do so if specifically authorized by trouble ticket or customer order and authorization is gained from their leader.

For the purposes of this part of the Code, “Family member” is defined as a spouse (including common-law spouse and same-sex partner), child, stepchild, parent, sibling, niece, nephew, aunt, uncle, cousin, grandparent, grandchild, in-law (including mother-in-law, father-in-law, son-in-law, daughter-in-law, sister-in-law and brother-in-law). It also includes close personal friendships and any person (other than domestic employees) residing in the same household as the TELUS team member.

Situations may arise where broader familial relationships, friendships and other close personal associations (e.g. persons residing in same household as the TELUS team member) cause real or perceived conflicts of interest or the possibility of real or perceived improper influence. Team members should be sensitive to these concerns and demonstrate good business judgment in the best interest of TELUS and in keeping with the spirit and intent of this Code. Any uncertainty should be discussed with the appropriate People & Culture (Human Resources) business partner or with the Ethics Office.

TELUS Board members must disclose any family or personal relationship with TELUS team members or with TELUS job applicants to the Chair of the Corporate Governance Committee of the Board in order that the Committee may determine whether the relationship impacts the Director’s independent status.

Board members, executives and senior leaders have a duty to disclose whether they have a relationship with the company’s external auditor.

Outside employment and other non-TELUS activities

We are free to engage in outside business activities on our own time. However, these activities must not conflict, or have the potential to conflict, with TELUS’ best interests or with our ability to perform our job for TELUS. As a general guideline, we may not work for, or be engaged in business activities for, enterprises that are competitors or suppliers of TELUS. A conflict may also arise if, for example, we use assets such as our corporate phone or laptop, or tools paid for or developed by TELUS when engaged in such outside business activities. If you are considering starting your own business or accepting a second job, you are required to advise your leader to ensure there is no conflict of interest.

It is a conflict of interest to have an outside interest that demands so much time and energy that it interferes with the team member’s ability to do TELUS work. This could include any personal, community and charitable activities that require time and effort during normal working hours, except for situations where the individual is acting in a representative capacity at the request of TELUS with the explicit and written permission of his or her leader.

Future TELUS Business

Over time, TELUS may expand into new businesses or change its product lines or services. Team members are responsible for re-examining their individual situations on a regular basis to avoid becoming involved in a conflict of interest situation where no such conflict previously existed.

Information

Team members may not disclose or use for any personal reason, including personal gain, any confidential information (including competitive intelligence) obtained through employment with TELUS or by being a member of the Board of a TELUS company.

Insider Trading

As detailed in the TELUS Insider Trading Policy and summarized here, team members may not trade in shares or other securities of TELUS or any other company while in possession of undisclosed material information relative to the company whose securities are being traded.  Nor may team members inform or tip any other person, including their family, of any undisclosed material information, other than in the “necessary course of business”. The “necessary course of business” exception is a limited one and exists so as not to unduly interfere with a company’s ordinary business activities. Please see the TELUS Insider Trading Policy for more information.

Material information in respect of a company is information that could reasonably be expected to have a significant effect on the market price or value of any securities of that company.

Gifts and Benefits

A gift can be anything of value. A gift may include tangible items such as cash, jewelry and art.

A benefit includes intangible items such as discounts, services, loans, favours, special privileges, preferential treatment, advantages, and rights that are not available to the general public. They include invitations to sporting, cultural, charitable or social events, or access to discounts and loyalty programs. While their value may sometimes be difficult to quantify in dollars, they may be highly valued by the intended recipient and therefore used to influence their behaviour.

It is important to remember that “anything of value” can also include things that benefit the recipient’s family members or friends.

TELUS team members shall not authorize, offer or accept, directly or indirectly, gifts, or benefits to or from any organization or person having business dealings with TELUS other than as described below. These guidelines apply at all times and do not change during traditional giving events or seasons.

It is not a conflict of interest to authorize, offer or accept hospitality or entertainment or to offer a discount or gift certificate for TELUS products and services, provided it is reasonable, and is within the limits of responsible and generally accepted business practices. However, team members should not authorize, offer or accept gifts or benefits that are intended to influence, or appear to influence, a particular business decision.

Gifts of cash or cash equivalent (such as a gift card) should not be authorized, offered or accepted, regardless of the amount.

Reasonable gifts and entertainment are courtesies intended to engender goodwill and positive working relationships among business partners. We do not, however, want to use improper means to obtain business or gain any special advantage in a business relationship.

Gifts and benefits that are acceptable for TELUS team members to authorize, offer or accept in the normal course of business are typically less than $250 Canadian or the close equivalent in other currencies and include:

•                  Attendance at local sporting or cultural events

•                  Business lunches or dinners

•                  Transportation to or from the customer’s or supplier’s place of business

•                  Hospitality suites

•                  Small seasonal holiday gifts or prizes to be used in office draws and raffles

Business meals and entertainment provided by external parties must be unsolicited, infrequent with any particular business or person, in good taste, and undertaken for legitimate business reasons, including engendering goodwill. If the provider of the meal or entertainment is not in attendance, it is considered a gift and can only be of nominal value.

If you are not sure whether a gift or benefit is acceptable, ask yourself:

•               Would the gift be considered customary given the nature of your role with TELUS?

•               If the gift or benefit was reported in the media or to the TELUS President and CEO, would the perception be neutral or positive?

•               Would the gift complement or enhance a business relationship?

•               For offers of hospitality or entertainment, is the person extending the offer attending with you?

If the answers to these questions are “yes,” and based on your good faith assessment, you may accept the gift.

If the answers to these questions are “no”, you should politely decline the gifts or entertainment. If that would be difficult or embarrassing to the provider, ask your leader or contact the Ethics Office for advice.

It is important to remember that while something less than $250 is typically considered an acceptable value for a gift or benefit, in certain circumstances it may be considered a bribe (and therefore not permitted) since a bribe does not have a specific minimum value. A bribe is any payment, gift or benefit that is intended to influence the judgment or conduct of a person in a position of power, authority or trust to try to obtain a business advantage. It also includes a payment, gift or other benefit that is intended to reward a person for a business advantage that has already been given. As mentioned above in the context of facilitation payments, bribe amounts can often be relatively small. The determining element is the exchange of personal benefit for business advantage. Reasonable hospitality conferred with a view to engendering goodwill and without an expectation of a specific business advantage in return is not a bribe.

It may be appropriate to attend third-party paid seminars, conferences or vendor-hosted events if there is a clear benefit to TELUS for attending and the attendance is approved in advance by the team member’s leader. To avoid a real or perceived conflict of interest, team members should consider having TELUS fund incremental expenses (e.g. airfare and hotel).

Team members with supplier selection, negotiation, purchasing or contract management roles within TELUS are subject to more stringent professional purchasing requirements regarding gifts and benefits and maintaining appropriate relationships with suppliers and should therefore not accept any gifts or benefits from suppliers or potential suppliers without the explicit and written permission of their leader. Where the value of any gift or benefit  is $250 or greater, the leader must also provide a copy of his or her authorization of that particular gift or benefit to the Ethics Office at ethics@telus.com (including a description of the gift or benefit, approximate value, the name of the party conferring the gift or benefit and the reason).

Team members with supplier selection, negotiation, purchasing or contract management roles are not limited to team members within the Procurement and Supply Chain Management team, but include team members in any area of TELUS that have the ability to either make or influence decisions around matters including:

•                  the selection of suppliers, including service providers such as law firms, accounting firms, IT professionals, consultants, and suppliers of any type of hardware, software, equipment or other tangible items;

•                  the negotiation of contract terms with one or more supplier(s);

•                  the volume of goods or services to be purchased or acquired from one or more supplier(s); or

•                  the ongoing management of the relationship with one or more supplier(s), including decisions whether to renew or terminate any such relationship.

Case Studies

Problem

A vendor has offered me tickets to a local hockey game. Can I accept them?

Action

Possibly. If the vendor is inviting you to attend the game with a representative of the vendor, this may be acceptable business entertainment providing that it is:

• undertaken for business reasons, including engendering goodwill

• infrequent

• without intent of influencing business decisions

• consistent with our Code and values

If the vendor is not attending, then the tickets would be considered a gift and must comply with the Gifts and Benefits guidelines.

Problem

I work in a senior marketing position at TELUS and operate my own business after hours. Though I use my marketing skills, the business in no way competes with TELUS business and does not affect my ability to perform my duties at TELUS. I started small, working out of my basement, but my business is gradually generating more and more revenue. I am considering hiring a part-time manager, as I am not ready to leave my full-time employment. Once my own business can pay me as much as TELUS does, I will devote my full attention to it. I have the best of both worlds - a salary from TELUS and a blossoming business for future security. Is this a conflict of interest?

Action

No. If, however, TELUS decides in the future to enter the same line of business that your company is in, you will be in a conflict of interest position, even though you were in that business first. You must then decide which of your two interests, your own company or your employer’s, will receive your full attention. Since TELUS is not currently in the same line of business as your company, you are operating ethically, as long as it remains an after-hours pursuit and does not interfere with your ability to perform your job for TELUS to the best of your abilities.

Problem

I recently married the owner of a local franchise selling a competitor’s cellular phone service. We have agreed not to talk about our days at work. Recently, my leader advised me that I could be in a conflict of interest position. What should I do?

Action

You are in a situation that may leave the impression of a conflict of interest. Even though you and your new spouse have decided not to talk about your business lives, people outside the marriage—including your employer—may perceive you are in a conflict of interest position. You should discuss your situation further with your leader and the Ethics Office as necessary and identify the extent to which your access to TELUS’ information could benefit your spouse’s company and develop alternatives to avoid any appearance of a conflict of interest.

Problem

I install telecommunications inside wiring for TELUS small and medium-sized business customers. With the growth of communications services, demand for my expertise is booming. Can I take advantage of this opportunity and start up an installation business on my own time?

Action

No. You cannot engage in any outside activity that might take business away from TELUS or any of its subsidiaries.

Problem

Part of my job involves the selection of technology suppliers. One day, a technology supplier phoned me and offered me and my family free use of his luxury vacation condominium. He says he is not using it and it would be a shame to have it sit empty. Can I accept the offer to use the supplier’s condominium?

Action

No. The supplier has made a very generous offer which could appear to be offered in exchange for future special treatment from you in your position with TELUS. You should decline the offer.

Problem

While at lunch, I overheard a conversation between two other TELUS team members regarding company plans to make a minority investment in a business that develops communications software. Can I buy shares in the software company or suggest to my spouse that she do so?

Action

No. Although you found out about TELUS’ planned investment by accident, you are prohibited from buying shares by virtue of the fact that you are a member of the TELUS team. Your spouse is also prohibited, because she would be obtaining information about the proposed investment from you, a TELUS team member. However, you and your spouse will be able to buy shares when TELUS’ investment in the software company becomes publicly disclosed.

Problem

As a network engineer with TELUS, I have significant influence over the selection of the company’s suppliers. I have known the owner of one of TELUS’ suppliers since we were kids and have always maintained a close personal relationship. I have no personal, commercial or financial interest in the supplier. Is there still an appearance of conflict?

Action

Yes. Although you may not have a personal, commercial or financial interest in the outcome of the business relationship with this person, there may still be an appearance of bias or preferential treatment towards their company. You must eliminate the perception of conflict of interest by removing yourself from any selection process involving that company or by having a second person (a superior or a peer) co-approve the supplier selection decision.

Problem

I am a customer service manager with TELUS and my nephew is seeking employment as an engineer with TELUS. Am I able to recommend him for employment?

Action

Yes. To avoid a conflict of interest, you should have no involvement in the selection decision. However, you may provide a written personal reference to the appropriate HR recruiter.

Problem

I am travelling abroad later this month and need to get a work visa quickly. The person processing my request at the embassy has said that they can speed up the process if I pay a small fee in cash. Is this okay?

Action

It depends. If it is an official fee that the embassy charges for published “fast-track” services, payment of this fee would be O.K. However, if it is a payment to the person processing the request, then it is a bribe and prohibited. You must ask for a receipt or other official documentation as proof that the fee is legitimate. If the person will not provide any official documentation for the payment and you are uncertain whether it is legitimate, you should first consult with your leader or the Compliance and Privacy Office.

Dealing with Suppliers

We value our relationship with suppliers (including contractors and consultants) and those acting on behalf of TELUS because they contribute to our overall success. We strive to ensure our business dealings with them are ethical and that they understand our expectations of them as outlined in our Supplier Code of Conduct.

Selecting Suppliers

•                  We strive to award business to suppliers who are in compliance with applicable laws in their business operations, including in their relationships with their employees, their communities and TELUS.

•                  We strive to select our suppliers based upon objective and fair criteria including, but not necessarily limited to, business need, price, service, quality, reputation for ethical conduct and health, safety and environmental business considerations.

Adherence to applicable TELUS policies

•                  We expect the suppliers with whom we do business to demonstrate values and standards similar to those in the applicable TELUS policies.

•                  We strive to ensure that our suppliers are made aware of TELUS policies that are applicable to the work for which they are being engaged.

Supplier-funded incentive programs

•                  Supplier-funded incentive programs, often offered to our sales team by suppliers seeking to sell their products and services, must be approved in advance by an authorized program administrator who does not work with the eligible team members.

Review Guidelines and Policies

If you need further assistance, consider the following additional policies as they may apply to your situation.

Alcohol and Drug Corporate Policy

Anti-Bribery and Corruption Policy

Attendance Policy

Code of Conduct for Business Sales Activities

Corporate Credit Card Policy

Policy on Corporate Disclosure and Confidentiality of Information

Corporate Security Policies and Corporate Security Manual

Employee Expense Policy

Environmental Policy

Insider Trading Policy

Policy on TELUS and the Charter of the French Language

Records Retention Policy

Respectful Workplace Policy

Signing Authority Policy

Social Media Guidelines

Supplier Code of Conduct

TELUS Health and Safety Policy

TELUS Privacy Code

Violence Prevention in the Workplace: Investigation and Reporting Policy

Workplace Accommodation Policy

Work Styles Policy